Exhibit 99.1

Global Networking and Security-As-A-Service
Provider Standardizes on Silicom's Next-Gen
Edge Devices

- Current Design Win expected to reach $3-$4M/yr at full run rate, leading to additional significant Design Wins in the future -

KFAR SAVA, Israel – December 11, 2024 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that a global networking and security-as-a-service leader has awarded Silicom a first Design Win and standardized on Silicom Edge devices for all of its Edge deployment scenarios. This makes Silicom the customer’s sole Edge Networking hardware provider, paving the way for additional Design Wins that could add multiple millions to the Company’s annual sales.

This Design Win represents the successful conclusion of a process which began a year ago, when the networking giant initiated discussions about one of Silicom’s products. Over time, the discussions expanded to more products and use cases, leading to this significant Design Win with the potential for additional Design Wins in the future.

This first Design Win encompasses several products, including several of Silicom’s newest Edge Networking solutions pre-integrated with Silicom's Network Interface Cards. The fact that Silicom can address all of the Edge Networking needs of this vast customer confirms the value of our broad portfolio and the strength of our offerings. Initial deliveries are expected to begin in the second half of 2025, with revenues related to this first win ramping to $3-$4 million per year in 2026 and beyond.

“The relationship we have built with this networking leader, with initial discussions leading step by step to their standardization on our products and the potential for future collaborations, confirms that our renewed sales strategy is working,” commented Liron Eizenman, Silicom’s CEO. “It shows the value of the range of our products, the innovation of our concepts, and the rock-solid reliability of our delivery.

“Relationships such as these, based on deep trust and slow-but-steady growth, are the platform of our Strategic Plan. They are helping us build a strong base of recurring revenues and a fertile opportunity pipeline that will serve as a platform for continuous growth in our revenues and profits, creating significant value for our shareholders.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com